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 SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. __4__)*


                           National Auto Credit, Inc.
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                               (Name of Issuer)

                     Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  6329000-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Robert V. Cuddihy, Jr.
                           National Auto Credit, Inc.
                         555 Madison Avenue, 29th Floor
                            New York, New York 10022
                                 (212) 644-1400
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                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                November 15, 2002
 -------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 6329000-10-6


-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).............James J. McNamara..........................
---------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)   ...........................................................
   (b)   ...........................................................

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3. SEC Use Only........................................................

----------------------------------------------------------------
4. Source of Funds (See Instructions)................PF................

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)...........................................................

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6. Citizenship or Place of Organization .... United States of America......

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Number of         7.  Sole Voting Power ................ 2,885,075......
Shares            -------------------------------------------------------------
Beneficially      8.  Shared Voting Power ..............-0-.............
Owned by          -------------------------------------------------------------
Each              9.  Sole Dispositive Power............ 2,885,075......
Reporting         ------------------------------------------------------------
Person With       10. Shared Dispositive Power .........-0-.............

-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person.. 2,885,075

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) ......................................................

-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11) ........ 32.12%....

-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)..............IN...........

-------------------------------------------------------------------------------

CUSIP NO. 6329000-10-6                                                   Page 3


This Amendment No. 4 amends the Schedule 13D originally filed on February 25, 2002, by James J. McNamara (the "Reporting Person"), as amended by Amendment No. 1 filed on April 26, 2002, by Amendment No. 2 filed on August 6, 2002, by Amendment No. 3 filed on October 14, 2002, which related to the common stock, par value $.05 per share (the "Common Stock"), of National Auto Credit, Inc., a Delaware corporation. The purpose of Amendment No. 4 is to amend Items 3 and 5 with respect to the acquisition of beneficial ownership of additional shares by the Reporting Person.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 15, 2002, the Reporting Person purchased 237,400 shares of the Common Stock in private transactions for a total cost of $37,230.00. The funds used were entirely provided from the Reporting Person's personal funds.




ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 2,885,075 shares of the Common Stock, representing 32.12% of the class. These securities consist of: 2,135,075 shares of Common Stock and options to purchase 750,000 shares of Common Stock. Each of the foregoing options is exercisable at $0.664 per share for ten years from December 15, 2000. Of such options, options to purchase 500,000 shares are vested and options to purchase 250,000 shares are expected to vest on December 15, 2002.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of such shares.

(c) Except as disclosed in Item 3, the Reporting Person has not made any transactions in the Common Stock during the past sixty days.

(d)      None.

(e)      Not Applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: November 15, 2002


                                      /s/ James J. McNamara
                                    ----------------------------------
                                          James J. McNamara